[BROWN & BROWN LOGO]	Brown & Brown, Inc.
3101 W. Martin Luther King, Jr. Blvd.
Suite 4000 - Tampa, Florida 33607
813.222.4277 - Fax 813.222.4464
Email: lgrammig@bbinslegal.com

September 1, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

Re: Brown & Brown, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy Statement filed March 19, 2009
File No. 001-13619

Dear Mr. Riedler:

On behalf of Brown & Brown, Inc. (the "Company"), I am writing in response to the comments set forth in your letter dated July 29, 2009 (the "Comment Letter").  For the convenience of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), each of the Staff's comments is set forth below together with the Company's response.

Definitive Proxy Statement

Compensation Discussion and Analysis

Annual Bonuses, page 17

1.         We note that in addition to the formulas provided, bonus payments are based upon the Compensation Committee's consideration of the qualitative performance of each officer during the previous year.  Your Compensation Discussion and Analysis does not disclose the individual performance objectives used to determine your executive officers' bonus payments.  Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

The performance objectives;
Confirmation that you will discuss the achievement of the objectives; and
A discussion of how the level of achievement will affect the actual bonuses to be paid.
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response to Comment 1

Set forth below is a draft description of short-term compensation that would appear in the 2010 proxy statement based on the programs in place for the Company's current fiscal year.  For purposes of this draft, the Named Executive Officers are assumed to be those identified in the Company's 2009 proxy statement.  Obviously, the disclosure in the 2010 proxy statement will be completed and finalized after the actual 2009 financial results are determined, the Named Executive Officers are identified, recommendations are made by the Chief Executive Officer and the Compensation Committee acts.  The final disclosure will discuss the performance objectives used to determine executive officers' bonus payments, the achievement of the objectives, and how the level of achievement affected the actual bonuses paid, and, to the extent that the objectives are quantified, the discussion in the proxy will be quantified.  The draft description and drafts of related footnotes to tables appear below.

Draft description of 2009 short-term compensation for 2010 proxy statement:

Annual Non-Equity Incentives and Bonuses. In connection with the appointment of a new Chief Executive Officer during 2009, certain features of the structure of the short-term compensation component for 2009 were different than in prior years.  In addition to a bonus element, short-term compensation for Named Executive Officers included a non-equity annual incentive compensation element. The non-equity incentives and bonuses for the Named Executive Officers other than the Chief Executive Officer were recommended by the Chief Executive Officer and reviewed by the Compensation Committee.

The bonus for each Named Executive Officer other than Mr. Hyatt Brown and Mr. Tom Riley was established as a minimum amount of short-term cash compensation equal to eighty-five percent (85%) of a specified base bonus amount.  In the case of Mr. Riley, as explained more fully below, the bonus was established as a minimum amount of short-term cash compensation equal to thirty-seven and one-half percent (37.5%) of a specified base bonus amount.  For each Named Executive Officer other than Mr. Hyatt Brown and Mr. Powell Brown, the base bonus amount was the bonus received for 2007.  For Mr. Powell Brown, the base bonus amount was the bonus received for 2007 by the previous Chief Executive Officer, Mr. Hyatt Brown.  The bonuses received for 2007, rather than the bonuses received for 2008, were used to determine the base bonus amounts because the economic climate in 2008, which was characterized by widespread rate decreases as well as significant decreases in exposure units which adversely affected the insurance industry and the Company's financial results, was considered to be aberrational, while the performance of these officers was considered to have been exemplary in the face of those conditions.  The minimum bonus amounts were: for Mr. Powell Brown, $966,969; for Mr. Henderson, $858,574; for Mr. Riley, $348,692; and for Mr. Walker, $276,250.  The 2009 bonus for Mr. Hyatt Brown was established as fifty percent (50%) of the total of bonus and non-equity incentive compensation earned for 2009 by Mr. Powell Brown, who succeeded Mr. Hyatt Brown as Chief Executive Officer effective July 1, 2009.

In addition to the minimum bonus amounts described above, each of the Named Executive Officers was eligible to receive an additional discretionary bonus upon such terms and conditions as might be determined by the Chief Executive Officer or, in the case of the Chief Executive Officer, by the Compensation Committee.  [The Company will add a description of whether or not additional discretionary bonuses were paid, and a description of any corporate or individual performance objectives used as the basis for additional discretionary bonuses.]

In addition to the bonuses described above, each Named Executive Officer other than Mr. Hyatt Brown had an opportunity to earn a non-equity incentive compensation amount for 2009 based on objective performance criteria, such as the earnings growth of the Company as a whole and, in the case of Mr. Riley, the performance of the region for which such executive officer is responsible.  In the cases of Mr. Powell Brown, Mr. Henderson and Mr. Walker, the non-equity incentive amount was calculated based on the following formula: the bonus received for 2007, multiplied by the percentage change in earnings per share in 2009 over 2008, reduced by the minimum bonus amount for 2009 as described above.   In addition, the combined non-equity incentive and bonus amounts for each of Mr. Powell Brown, Mr. Henderson and Mr. Walker could not exceed one hundred and fifteen percent (115%) of the bonus received for 2007.  [The Company will add a description of actual performance results.]

In the case of Mr. Riley, the non-equity incentive amount consisted of three separate components.  The first component was calculated based on the following formula:  the bonus received for 2007, multiplied by the percentage change in earnings per share in 2009 as compared to 2008, multiplied by fifty percent (50%).  There was no portion of the minimum bonus amount, and no maximum amount, attributable to this component.  The second component was calculated based on the following formula:  the bonus received for 2007, multiplied by thirty seven and one-half percent (37.5%), multiplied by the percentage change in pre-tax growth for the region for which he was responsible in 2009 over 2008 (after adjustment for gains or losses on sales of books of business and sales of fixed assets, and for certain regional expenses), reduced by $261,519 of the minimum bonus amount described above, or seventy-five percent (75%) of thirty-seven and one-half percent (37.5%) of the bonus received for 2007.  This second component was subject to a maximum of $435,866, or one hundred and twenty-five percent (125%) of thirty-seven and one-half percent (37.5%) of the bonus received for 2007. The third component was calculated based on the following formula:   the bonus received for 2007, multiplied by twelve and one-half percent (12.5%), multiplied by the percentage of 2009 regional core operating profit growth (excluding cost of capital charges) determined by comparison with the budgeted operating profit number for the region for which Mr. Riley was responsible in 2009, reduced by $87,173 of the minimum bonus amount described above, or seventy-five percent (75%) of twelve and one-half percent (12.5%) of the bonus received for 2007.  This third component was subject to a maximum of $145,289, or one hundred and twenty-five percent (125%) of twelve and one-half percent (12.5%) of the bonus received for 2007.  In addition, the combined non-equity incentive and bonus amounts for Mr. Riley could not exceed the combined non-equity incentive and bonus amounts for either the Chief Executive Officer or the Chief Operating Officer for 2009.    [The Company will add a description of actual performance results.]

With respect to bonuses and non-equity incentives for 2009, after consideration, discussion and review, the Compensation Committee [The Company will add a description of Committee action with respect to recommendations made by the Chief Executive Officer.]

The annual bonus and non-equity incentive payouts for 2009 also appear in the Summary Compensation Table on page ___ under the "Bonus" and "Non-Equity Incentive Plan Compensation" columns, as applicable.

Draft of related footnote to Summary Compensation Table:

Amounts shown under the "Non-Equity Incentive Plan Compensation" column represent annual incentive award amounts for services performed in 2009.  Amounts shown under the "Bonus" column represent guaranteed minimum bonuses and additional discretionary bonus amounts for services performed in 2009.  For additional information about our annual incentive and bonus compensation and these payouts see the "Compensation Discussion and Analysis" and the "Grants of Plan-Based Awards in Fiscal 2009 Table" on pages _____.

Draft of related footnote to Grants of Plan-Based Awards in Fiscal 2009 table:

The "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column shows the range of possible annual incentive cash payouts in respect of 2009 performance. If performance was below threshold then no amounts will be paid. For additional information related to the annual cash incentive awards including performance targets and measures, see the "Compensation Discussion and Analysis" section of this proxy statement.

2.         If you deviated from your established standards and objectives in determining the amount of bonuses to be paid, please discuss why such action was deemed necessary and describe the alternative factors the Compensation Committee considered.

Response to Comment 2

This will confirm that, if we deviate from our established standards and objectives in determining the bonuses paid for 2009, our disclosure in the proxy statement will discuss why such action was deemed necessary and will describe the alternative factors considered by the Compensation Committee.

* * *
Acknowledgment

The Company acknowledges the following:
The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds to each of the matters raised in the Staff's July 29, 2009 Comment Letter. Please let us know if any additional information is needed.

Respectfully submitted,

BROWN & BROWN, INC.

Laurel L. Grammig
Vice President, Secretary
and Chief Corporate Counsel

cc: Brown & Brown, Inc. Compensation Committee
J. Powell Brown, President and Chief Executive Officer, Brown & Brown, Inc.
Cory Walker, Sr. Vice President, Treasurer and Chief Financial Officer, Brown & Brown, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP